SECU[illegible] [illegible]MISSION

06005118

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ariel Distributors, Inc.

PROCESSED
MAY 0 2 2006
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive, Suite 2900
(No. and Street)

Chicago	**IL**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Herman **(312) 612-2677**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

111 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2006
WASH. D.C. 160 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Ariel Distributors, Inc.
(SEC I.D. No. 8-048238)

Statement of Financial Condition as of December 31, 2005,
Independent Auditor's Report and Independent Auditors'
Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities
Exchange Act as a Public Document

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Ariel Distributors, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Ariel Distributors, Inc. (the "Company") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ariel Distributors, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2006

ASSETS

CURRENT ASSETS		
Cash	$	4,139,413
Short-term investments		1,056,335
Prepaid expenses		89,065
TOTAL ASSETS	$	5,284,813

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Payable to broker-dealers	$	3,519,096
Due to affiliated company		124,655
TOTAL CURRENT LIABILITIES		3,643,751
STOCKHOLDER'S EQUITY		
Common stock - no par value; 10,000 shares authorized; 8,508 shares issued and outstanding		37,367
Additional paid-in capital		1,382,000
Retained earnings		221,695
TOTAL STOCKHOLDER'S EQUITY		1,641,062
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	5,284,813

(1) **Organization**

Ariel Distributors, Inc. (the "Company") was incorporated in Illinois in 1995, for the purpose of acting as the distributor and principal underwriter of the diversified portfolios (the "Funds") of the Ariel Investment Trust (the "Trust"). The Trust has adopted a plan of distribution under Rule 12b-1 of the Investment Company Act of 1940 applicable to certain of the Funds. Under the plan, 12b-1 distribution fees are paid to the Company for its services. The Company in turn pays a significant portion of the distribution fees to other broker-dealers who distribute the Fund shares. The remaining amount is retained by the Company for its services, advertising and other distribution expenses.

(2) **Related Party Transactions**

The Company is a wholly owned subsidiary of Ariel Capital Management Holdings, Inc., which also owns a 94.3% interest as of December 31, 2005, in Ariel Capital Management, LLC (the "LLC"). The LLC provides investment advisory and administrative services to each Fund under the Trust under various agreements for which it receives payment from the Trust.

Under an Expense Sharing agreement between the Company and the LLC, the LLC furnishes all personnel, space, equipment, telephones and all other goods and services needed by the Company to operate as the distributor and principal underwriter to the Trust. The Company is liable to the LLC for any expense, direct or indirect, incurred by LLC for or on behalf of the Company. The Company owed $124,655 to the LLC as of December 31, 2005 under this arrangement.

(3) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1) and is required to maintain minimum capital, as defined under the rule. Under this rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005, the Company had net capital of $1,530,870. The Company's net capital requirement was $242,916 on that date. The net capital rules may restrict the payment of cash dividends.

(4) **Use of Estimates**

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(5) <u>Short-Term Investments</u>

The Company considers money market accounts to be short-term investments.

(6) <u>Income Taxes</u>

Ariel Distributors, Inc. is a wholly-owned S corporation subsidiary of Ariel Capital Management Holdings, Inc. All income or loss generated by Ariel Distributors, Inc. is included in the federal income tax return of Ariel Capital Management Holdings, Inc.'s shareholders. Therefore, no liability for income taxes has been included in the statement of financial condition.

(7) <u>Concentration of Credit Risk</u>

There is a concentration of credit risk arising from cash balances in excess of federally insured limits of $100,000. Cash in the amount of $4,139,413 is held at JPMorgan Chase Bank as of December 31, 2005. There is a potential risk of loss of funds in excess of the insurance limit.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
Ariel Distributors, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Ariel Distributors, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 23, 2006